Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX
November 17, 2025

IPERIONX RESPONSE TO SHORT SELLER REPORT

IperionX Limited (NASDAQ: IPX, ASX: IPX) notes the short seller report released by Spruce Point Capital Management. Consistent with recommended disclosures on short-selling campaigns under ASIC’s guidance in Information Sheet 255, IperionX’s response is focused on material, verifiable facts relevant to investors and continuous disclosure obligations.

IperionX maintains confidentiality, data-security and intellectual-property controls that meet the stringent contracting requirements of the U.S. Department of War (DoW). IperionX remains focused on executing the commercial scale-up of titanium production and manufacturing in Virginia.

Spruce Point Capital did not engage with IperionX management at any time before releasing its short seller report, and the Company has no record of any attempted outreach by phone or email. Spruce Point Capital has never visited, or requested to visit, IperionX’s titanium manufacturing operations in Virginia.

IperionX will continue to update the market as required in accordance with ASIC, ASX and SEC obligations.

VALIDATION OF IPERIONX’S PATENTED TECHNOLOGIES AND U.S. GOVERNMENT SUPPORT

IperionX’s titanium technologies have been evaluated and supported through multiple U.S. Government programs including ARPA-E, DPA Title III, IBAS and, most recently, a U.S. Army led SBIR Phase III contract for procurement-ready titanium products.

These funding programs involve competitive selection processes, detailed technical due diligence, and ongoing reporting to DoW subject-matter experts who assess process performance, production quality and technology maturity. IperionX’s advancement through successive U.S. Government awards reflects the increasing readiness of its technology platform and its strategic relevance for the U.S. titanium supply chain.

IperionX’s multi‑year U.S. Government support and third-party validation includes:

ARPA-E Program (2014)

ARPA-E, the U.S. Department of Energy’s advanced research agency, provided funding to the University of Utah to scale the titanium technologies from laboratory bench scale to pilot-scale production.

The U.S. Air Force Research Laboratory (AFRL) ‘Reprocessing of Metallic Scrap and Waste Powders’ Grand Challenge (2023)

IperionX won the AFRL Reprocessing of Metallic Scrap and Waste Powders Grand Challenge, for technology and processes that could transform scrap titanium into high-quality titanium metal powders.

Winner of R&D 100 award (2023)

IperionX and the HAMR technology inventor Dr. Zak Fang were recognized with the R&D 100 Award, acknowledging the breakthrough potential of their titanium production process. Assessed by an independent panel of leading experts, the R&D 100 Award is among the most respected global innovation accolades, awarded only to technologies that demonstrate exceptional technical merit, differentiation, and measurable advantages over existing processes.

Defense Production Act Title III / DPA Investment Program (2023)

IperionX received a U.S. DoW award of US$12.7 million “to increase titanium production for defense supply chains,” specifically to commission and scale its Virginia facility to 125 metric tons per annum (tpa) of titanium.

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1092 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

IBAS (Industrial Base Analysis & Sustainment) Program (2025)

IperionX received a U.S. DoW award of US$47.1 million to strengthen the U.S. Defense Industrial Base by accelerating development of a resilient, low-cost, and fully integrated U.S. mineral-to-metal titanium supply chain.

Under the IBAS program, the DoW allocated US$5 million to accelerate the Titan Critical Minerals Project, funding a Definitive Feasibility Study to achieve ‘shovel-ready’ status by mid 2026. With all major development permits received, Titan Project stands as a potential near-term, strategic source of rare earths, titanium and zircon critical minerals for the United States.

The DoW has since obligated multiple tranches of funding under this IBAS award, including US$12.5 million (August 2025), US$25 million (September 2025) in addition to the US$5 million for the Titan Critical Minerals Definitive Feasibility Study.

SBIR Phase III Program (2025)

IperionX was awarded a U.S. Army Phase III SBIR IDIQ contract of up to US$99 million, applicable for procurement‑ready technologies that U.S. Government agencies can utilize for procurement task orders, on a sole‑source basis without further competition. IperionX’s first U.S. Army task order under the SBIR III has already been issued.

The SBIR program is executed under open competition and routinely applies standards more rigorous than those used in traditional acquisition programs. Phase I and II agreements focus on the competitive development, testing, and evaluation of commercially relevant technologies. SBIR Phase III represents the program’s most advanced phase. During Phase III, the U.S. Government transitions into production contracts to facilitate commercialization. Attainment of Phase III status typically signifies that a company has met extensive technical, testing, and competition requirements, secured recurring funding support from U.S. Government end-users over multiple selection stages, and demonstrated operational or near-operational performance.

OPERATING FOCUS AND NEAR‑TERM PRIORITIES

IperionX reiterates 2026 priorities as previously disclosed.

Virginia: Commission industrial scale titanium production capacity

The Virginia Titanium Manufacturing Campus has completed commissioning, with titanium products advancing through customer qualification phases. Process and operational enhancements have recently increased projected nameplate capacity from 125 tpa to 200 tpa.

Virginia: Titanium production capacity scale-up to ~1,400 tpa by mid‑2027 (U.S. DoW co-funded)

The IBAS-funded expansion of IperionX’s Virginia operations to lift nameplate titanium capacity by 7x to ~1,400 tpa by mid-2027 is now underway. The estimated US$75 million cost of the program is supported by IBAS funding commitments already secured.

Customer programs and revenues

IperionX is actively working on SBIR Phase III task orders for manufactured titanium components, drawing on its integrated powder metallurgy, forging, and additive manufacturing technology platform to deliver high-performance, low-cost titanium solutions for the U.S. military.

Cost curve and competitiveness

IperionX is advancing a structured process optimization program to continue to drive down projected unit costs and further increase yields. Current cost targets and timelines remain consistent with prior disclosures.

Titan Critical Minerals Project (Tennessee)

The Titan Definitive Feasibility Study continues to advance with U.S. Government funding support, accelerating work toward ’shovel-ready’ status. Titan Project is positioned as a potential near-term strategic supplier of rare earths (including heavy rare earths), titanium and zircon, supporting U.S. critical mineral security. Progression to development will be dependent on completion of the DFS, expected by mid-2026, and the arrangement of appropriate project finance.

ADDRESSABLE MARKETS AND PRODUCT SALES STRATEGY

While spherical titanium powder remains a product offering for select customers, IperionX’s largest addressable market and core growth opportunity is high-performance, near-net-shape and finished titanium components for high-volume end markets such as fasteners, automotive, consumer electronics, and defense.

Leveraging low-cost HAMR titanium powder and advanced HSPT forging technologies, the Company aims to deliver high-value components at materially lower cost structures. This vertically integrated approach supports competitive U.S. production across the full titanium value chain - from scrap or minerals through to finished titanium parts - addressing growing demand for resilient, sustainable and domestically sourced titanium.

IperionX has already manufactured and delivered titanium fasteners at the request of U.S. Army leadership. This successful initial deployment provided third-party validation of both the technical performance and cost advantage of HAMR and HSPT processes, and is driving additional commercial opportunities across the defense, oil & gas, automotive, and aerospace sectors.

SALES CONTRACTS

IperionX has secured multiple commercial agreements for its manufactured titanium products, as set out in the Company’s ASX and SEC disclosures. The prioritization of each program shifts over time to reflect customer scale, strategic importance, and alignment with U.S. Government funding and capability objectives. Representative agreements include:

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A disclosed Ford program with an expected value of ~US$11 million over 45 months. Automotive production schedules are inherently tied to vehicle platform launch schedules, so commencement may shift in line with integration milestones and manufacturing ramp-up decisions.

•	Production and sale of titanium components for Panerai’s eTitanio Brabus and Submersible GMT Titanio Mike Horn watch collections.

•	Production and sale of titanium fasteners to the U.S. Army Ground Vehicle Systems Center for testing and installation on an operational platform.

In parallel, the Company is advancing a deep commercial pipeline across titanium and critical minerals, encompassing more than 200 NDA-backed opportunities, over 90 active customer programs, and 22 engagements in final prototyping or commercial negotiation. As a U.S. DoW-supported company, many of these product workstreams are governed by ITAR requirements and therefore receive priority focus and stringent confidentiality obligations.

During the ramp-up of the Virginia Titanium Manufacturing Campus, a limited number of potential partnerships associated linked to the Titan Critical Minerals Project were paused. With Titan development now re-initiated and supported by U.S. DoW funding, the Company expects partnerships to advance as the project progresses toward development.

TITANIUM SCRAP FEEDSTOCK STRATEGY

The U.S. titanium supply chain generates substantial volumes of titanium scrap each year, including bulk weldable material, powder, processed turnings and grindings. A significant proportion of this scrap cannot be efficiently processed by incumbent titanium processors and is instead downcycled to the lower value ferro-titanium market. The bulk weldable material has historically been the preferred feedstock for the incumbent industry and IperionX generally does not compete for this material. IperionX‘s strategy is to procure and upgrade this underutilized titanium scrap feedstock using its patented technologies.

IperionX’s technologies have been independently validated by multiple third parties, including the U.S. Air Force Research Laboratory (U.S. Air Force Research Laboratory Grand Challenge), to deoxygenate and upgrade these titanium scrap feedstocks into high-quality titanium metal products.

This feedstock strategy is already being successfully implemented.  IperionX has procured more than 70 metric tons of titanium scrap, now held in inventory at its Titanium Manufacturing Campus, to support 2026 production requirements. In the medium term, IperionX plans to utilize upgraded titanium mineral feedstocks from the Titan Project to support multi-decade, fully integrated domestic titanium production.

IPERIONX MANAGEMENT EXPERIENCE

IperionX’s Board and management team bring extensive senior-level experience from leading natural resource, aerospace, and advanced manufacturing organizations. The team has a demonstrated track record in delivering major mineral developments in iron ore, gold, coal, and titanium minerals, as well as in managing complex industrial programs spanning military aircraft production, commercial aviation platforms, and high-performance materials manufacturing.

IPERIONX OFFICE LOCATION

IperionX established its administrative office in Charlotte, North Carolina in 2020. As the Company has expanded, nearly all operations, workforce, and administrative activities have shifted to the South Boston, Virginia Titanium Manufacturing Campus. The operational address is 1080 Confroy Drive, South Boston, VA 24592, with mail received at 1092 Confroy Drive. IperionX’s physical footprint in the region totals ~100,000 square feet of secure, IperionX-exclusive titanium production and manufacturing facilities.

FINANCIAL AND OPERATIONAL REPORTING

IperionX prepares its consolidated financial statements in accordance with Australian accounting standards, ensuring fair presentation of the Company’s financial position, operating performance, and cash flows. The Company has implemented and maintains effective internal controls over financial reporting, including the appropriate selection and consistent application of accounting policies.

All material reconciling items were identified and included in management’s reconciliations, with necessary adjustments made to the consolidated financial statements. There were no material unreconciled differences that required further adjustment or reclassification.

RISK FACTORS

IperionX notes the inherent risks and uncertainties in advancing large-scale titanium production and commercialization, as outlined in its annual report, 20F and other regulatory disclosures to the market. Notwithstanding these factors, the Company continues to advance against its stated strategic objectives and will keep the market informed on any material developments in accordance with its continuous disclosure obligations.

LIQUIDITY

As set out in the most recent quarterly report, IperionX held US$79.2 million in cash and equivalents as at 30 September 2025.

Beyond this reported cash balance, ~US$43 million has been obligated under U.S. DoW programs and remains available to be drawn upon milestones. IperionX also has access to over US$97 million of additional funding capacity under its SBIR Phase III contract vehicle, which enables the U.S. Government to issue sole-source task orders for qualifying procurement task orders.

IperionX confirms that it is in compliance with its continuous disclosure obligations under Listing Rule 3.1, including in relation to the status of contracts, agreements and memoranda of understanding.

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 980 237 8900

About IperionX

IperionX is a leading American titanium metal and critical materials company – using patented metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the United States.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including space, aerospace, defense, consumer electronics, hydrogen, automotive and additive manufacturing.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

Competent Persons Statement

The information in this announcement that relates to Exploration Results and Mineral Resources is extracted from IperionX’s ASX Announcement dated October 6, 2021 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. The Company confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions and technical parameters underpinning the Mineral Resource Estimate included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.